

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Lawrence M. Blatt
Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Dr., 2nd Floor
South San Francisco, CA 94080

> **Re: Aligos Therapeutics, Inc.**
> **Draft Registration Statement**
> **Submitted June 4, 2021**
> **CIK No. 0001799448**

Dear Dr. Blatt:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Roeder